

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2025

Guy Newman
Chief Financial Officer
Trutankless, Inc.
15900 North 78th Street, Suite 200
Scottsdale, AZ 85260

      Re: Trutankless, Inc.
          Form 10-K for the Year Ended December 31, 2023
          Filed June 26, 2024
          File No. 000-54219

Dear Guy Newman:

      We issued a comment to you on the above captioned filing on October 9, 2024. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by February 5, 2025.

      If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Ernest Greene at 202-551-3733 or Anne McConnell at 202-551-3709 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Manufacturing